CARDERO RESOURCE CORP.
Suite 2300 – 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3
Tel: (604) 408-7488 Toll Free: 1-888-770-7488 Fax: (604) 408-7499
Website: www.cardero.com TSX: CDU NYSE-A: CDY

NR11-19	November 29, 2011

Cardero Closes CAD 7.628 Million Private Placement Financing

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE Amex: CDY) is pleased to announce the closing of its non-brokered private placement (the “Offering”) announced on November 2, 2011 and increased on November 7, 2011.

The Company sold 8,029,750 units (“Units”) at a price of CAD 0.95 per Unit for aggregate gross proceeds of CAD 7,628,262.50. Each Unit consists of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant is exercisable into one additional Share for a period of 12 months from the closing of the Offering at an exercise price of CAD 1.25. If, at any time from 4 months after the closing of the Offering until the expiry of the Warrants, the daily volume-weighted average trading price of the Shares on the TSX exceeds CAD 1.75 for at least 10 consecutive trading days, the Company may, within 30 days, give an expiry acceleration notice to the holders of Warrants and, if it does so, the Warrants will, unless exercised, expire on the 30th day after the expiry acceleration notice is given.

No commissions or finder’s fees are payable in connection with the Offering. The net proceeds from the Offering are intended to be used to fund work programs on the Carbon Creek Metallurgical Coal Deposit in north-eastern British Columbia and the Sheini Hills Iron Ore project in north-eastern Ghana and for general working capital.

All securities issued in the Offering and any Shares issued upon exercise of Warrants will have a hold period in Canada of four months from the closing of the Offering.

The Company has determined that there are exemptions available from the various requirements of Multilateral Instrument 61-101 for the issuance of any securities to insiders. No new insiders were created, nor was there any change of control, as a result of the Offering.

The foregoing securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”) or any applicable state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the foregoing securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Cardero Resource Corp.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For

Cardero Resource Corp.	- 2 -	November 29, 2011
NR11–19 Continued

further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)
Hendrik van Alphen, Managing Director

Contact Information:	Nancy Curry, Manager – Corporate Communications
Email: info@cardero.com
Phone: 1-888-770-7488, (604) 408-7488 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the anticipated use of the net proceeds of the Offering, the timing of future activities by the Company and the anticipated business plans of the Company, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the state of the financial markets for the Company’s equity securities, the state of the commodity markets generally, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s 2011 Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.